May 23, 2008

VIA EDGAR

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:  Gramercy Capital Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007 (“Form 10-K”)

Filed on March 17, 2008

File No. 001-32248

Dear Ms. Van Doorn:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. John B. Roche of the Company, dated May 14, 2008 (the “May 14 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the May 14 Letter, and is followed by the corresponding response of the Company.  We have provided to each of you and Wilson K. Lee, a courtesy copy of this letter.

Item 7A Quantitative and Qualitative Disclosure About Market Risks, page 88

1.             It appears that you have selected the tabular presentation as the means of quantifying your market risks. Please clarify to us why you believe this method best presents your market risks. In the future if you retain this methodology, revise it to include fair values of the market sensitive instruments and contract terms sufficient to determine future cash flows. Refer to Item 305 of Regulation S-K.

Response:  In response to the Staff’s comment, the chart that appears on page 88 is presented as a convenience to the reader.  This information is originally presented in Footnote 3 of the financial statements.  The Company has selected the sensitivity analysis referred to in Item 305 of Regulation S-K to quantify market risks and to disclose the potential loss in future earnings resulting from a hypothetical 100 basis point increase in interest rates along the entire interest rate curve.  The Company’s operating results will depend in large part on differences between the income from the Company’s assets and its borrowing costs.  Accordingly, the Company believes the hypothetical change in interest rate methodology best presents its market risks.  Additionally, the Company noted that the sensitivity analysis with respect to a hypothetical 100 basis point change in interest rates is the selection used by a significant number of the Company’s publicly traded peers.  The disclosure is found on page 88 and 89 of the Company’s Form 10-K as follows:

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. A hypothetical 100 basis point increase in interest rates along the entire interest rate curve for the years ended December 31, 2007, 2006 and 2005 would have increased our interest cost by approximately $25.4 million, $14.1 million and $5.8 million, respectively, offset by an increase in our investment income of approximately $22.3 million, $15.2 million and $7.9 million, respectively.

Financial Statements and Notes

Note 2 — Significant Accounting Policies

Commercial Mortgage Backed Securities, page 101

2.             Please clarify what prompted the company to change the classification of its available-for-sale CMBS investments to held to maturity in November 2007.  In addition you have indicated that this change in classification was subsequent to the company’s financing of its CMBS investments in its CDOs. Please clarify how this financing relates to the change in classification, the terms of the financing and whether this represented a deviation from the company’s policy of designating the classification of the CMBSs on the date of the acquisition of the investment. Further, clarify how you determined that these investments met the criteria of paragraph 7 of SFAS 115 of not being contractually prepaid or otherwise settled in such a way that the company would not recover substantially all of its recorded investment. We note that the company has historically financed its assets using structured financings and that in view of the current credit market conditions, the company may need to find alternative means of financing its long term assets. Given current conditions, clarify how the company assessed the possible need to sell a portion of the CMBS portfolio before maturity to meet its debt service obligations.

Response:  In response to the Staff’s comment, the carrying value of the Company’s CMBS portfolio totals $792 million as of December 31, 2007.  Approximately $738 million of the Company’s CMBS portfolio was designated at the purchase date as held to maturity.  The remainder of the portfolio was originally designated as available for sale and was transferred to held to maturity in November 2007.  The designation to held to maturity was made when the Company decided to defer the raising of an investment fund into which these securities were to have been contributed.  At the date of transfer, the Company had the ability and intent to hold these securities to maturity as required pursuant to the guidance of SFAS 115.  The following circumstances were instrumental in the Company’s transfer:

•                  The carrying value of these transferred bonds totaled approximately $37 million.  The Company had sufficient term funding to hold these bonds; therefore it would not be necessary to sell the bonds for liquidity reasons.

•                  At the date of transfer, substantially all of the bonds were financed in the Company’s existing CDOs providing long term financing.  Only one bond with a carrying value of approximately $0.9 million was not financed in a CDO.

•                  No evidence of deterioration of the securities’ creditworthiness exists.   The bonds had not experienced any downgrades and were not under negative credit watch. The forecasted cash flows have not changed from the Company’s original underwriting and the underlying collateral was performing as expected.

SFAS 115 provides guidance that securities that are subject to prepayment risk or a loss from prepayments are not consistent with characteristics necessary to be classified as held to maturity.  To support the conclusion that the Company’s CMBS are not subject to such risk, there are significant structural protections for commercial loans in CMBS transactions.  All fixed-rate conduit loans are locked out from optional prepayment for the first two years of their term.  Subsequent to the lockout period, prepayment is only permitted through (1) defeasance, (2) yield maintenance penalties or (3) a fixed penalty as a percentage of the outstanding loan balance.  These provisions protect the principal bond holders, and more importantly the interest-only class, from losses.

The CMBS capital structure also minimizes the negative impact of prepayments, since the sequential pay structure produces narrow and reliable prepayment windows.  Given the sequential pay structure and typical credit enhancement levels, approximately 85% of the capital structure must be prepaid before any classes that were redesignated would receive principal payments.  Accordingly, there was a very low probability that the Company would receive any type of early prepayments on its CMBS positions.

The Company’s CMBS portfolio is financed in its three existing CDOs which provide match funding to term for substantially all of its CMBS.  Disposition of securities from a CDO is governed by an indenture and an independent trustee who administers the provisions of the indenture.  This provision restricts the Company from selling the securities in reaction to changes in market interest rates or other circumstances not detailed in the governing documents.  Substantially all of the Company’s CMBS are financed in its third CDO which provides for proceeds of sale to be distributed to bondholders rather than being available for the Company for reinvestment.   The Company acknowledges that in view of the current credit market conditions, it may need to find alternative means of financing future CMBS purchases.  The Company will consider its ability and intent to hold these future CMBS purchases to maturity as required for the held to maturity classification.

3.             We note from the information on page 30 that the company may be required to repurchase loans that they have acquired or originated and were subsequently sold or securitized if certain representations and warranties have been breached. In addition, we note that the company may elect to repurchase loans from CDOs, although it is not required to do so. Please tell us what the company’s accounting policy is for recognizing these obligations under SFAS 140 and FIN 45 and the consideration the Company gave to disclosing its accounting policy and the related dollar amount accrued for this obligation.

Response:  In response to the Staff’s comment, the requirement to repurchase loans is in connection with the Company’s three existing CDOs, all of which are consolidated on its financial statements.    Accordingly, there is no additional obligation to recognize under SFAS 140 and FIN 45.  It is also important to note that the obligation relates to breaches of representation and warranties made to the CDOs and does not relate to the credit performance of the underlying collateral.  Repurchases of this nature require a significant allocation of working capital and the Company believes that it is important to highlight that the use of its working capital for this purpose may adversely affect its financial condition and operating results.

Note 6 — Investments in Unconsolidated Joint Ventures, pages 115-116

4.             We note you recognized a gain of approximately $92 million on your sale of the One Madison Avenue joint venture to SL Green. Please note that for purposes of measuring significance under Rule 3-09 of Regulation S-X, the gain on disposal should be included.  Please tell us how you considered rule 3-09 and 4-08(g) of Regulation S-X in determining that separate financial statements and summarized financial information for the One Madison Avenue joint venture were not required.

Response:    In response to the Staff’s comment, in August 2007, the Company sold its ownership interest in One Madison Avenue (“OMA”) joint venture to its joint venture partner and realized a gain under U.S. GAAP of approximately $92 million on that sale.  As a result of such sale, the Company no longer holds an ownership interest in OMA.  For purposes of determining significance for Rule 3-09, the Company did not include its gain of approximately $92 million in the income test, as this was a gain on sale recorded by the Company at a parent level, rather than included in the equity in income of OMA.  The Company understands from discussion with its external auditors that the Staff takes the position that such parent gains should also be included in the income test under Rule 3-09.

Excluding the gain on sale recognized in 2007, for purposes of the income test for Rules 3-09 and 4-08(g) significance, the Company’s earnings in OMA represented less than 10% of income from continuing operations in 2007, 2006 and 2005, respectively.  For the purposes of the investment test for Rule 3-09 significance, the Company’s investment in OMA represented less than 10% of total assets as of December 31, 2007, 2006 and 2005, respectively.  Accordingly this investment has not been significant to the Company’s operations historically.

When the gain on sale is factored into the income test for 2007, OMA’s income is in excess of 20% of the Company’s income from continuing operations.  Based on this level of significance, the Staff’s interpretation of Rule 3-09 would have required that the Company provide audited financial statements of OMA for the year ended December 31, 2007, as well as unaudited financial statements for the years ended December 31, 2006 and 2005.

The Company requests that at this time, the Staff waive this requirement based on the facts and circumstances above.  The Company further submits that, in all future filings for similar instances that occur with the future results of its unconsolidated investments accounted for under the equity method, it will include gains or losses related to changes in ownership of subsidiaries and equity method investees in its computations of significance for purposes of Rule 3-09.  If including such gains or losses, any future investments rise to a 20% or greater level of significance, the Company will provide the required financial statements under Rule 3-09 or, alternatively, request a waiver from the Staff based on the specific facts and circumstances.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1038 should you require additional information or have any questions.

Very truly yours,

/s/ John B. Roche
John B. Roche
Chief Financial Officer

cc:	Robert Lehman, CPA
Larry P. Medvinsky, Esq.